Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2015

(in thousands of dollars)

1. **Organization and Description of Business**

    Invesco Capital Markets Inc. (the Company), is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings, Inc. (INAH), which is owned by Invesco Management Group, Inc. (Management), which is owned by IVZ UK Limited (Limited), which in turn is owned by Invesco Group Services, Inc. (IGS), which is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

    The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

    The Company is a sponsor of Unit Investment Trusts (UITs). The Company also introduces transactions on a fully disclosed basis for affiliated products to which IAI is the investment adviser.

    As introducing broker, the Company trades equity securities solely on an agency basis and does not hold positions in these securities on behalf of the affiliated products. The Company utilizes the services of third-party clearing firms to provide custodial and clearing services for these transactions.

2. **Summary of Significant Accounting Policies**

    Basis of Financial Information
    This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and in the opinion of management reflects all adjustments necessary for a fair statement of financial condition.

    All amounts reflected in this statement of financial condition are presented in thousands of dollars except where indicated.

    Use of Estimates
    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

    Consolidations
    UITs are classified as variable interest entities; as such the Company's policy is to consolidate UITs when the Company is the primary beneficiary. The Company consolidated and subsequently deconsolidated UITs during the period which has no material impact on the Company's statement of financial condition. There were no consolidated UITs as of December 31, 2015.

(in thousands of dollars)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes the clearing fund requirement held with the National Securities Clearing Corporation (NSCC) and Depository Trust & Clearing Corporation (DTCC) as sponsor of the UITs. It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

In the Company's capacity as introducing broker, cash is on deposit with third-party broker/dealers providing custodial and clearing services. With regard to these cash deposits, the Company has entered into proprietary accounts of introducing brokers (PAIB) and proprietary accounts of broker/dealers (PAB) agreements with the third-party brokers, pursuant to the applicable rules in effect at the time of the establishment of the custodial and clearing relationships.

Financial Instruments and Fair Value

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2   Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs may vary from product to product and may be affected by a wide variety of factors, such as; the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or

(in thousands of dollars)

unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 (Note 4). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 4 for product-specific valuation techniques.

Financial Instruments Measured at Fair Value
All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and holds various debt and equity securities that are then transferred to a UIT. In return, the Company receives a beneficial interest in the trust backed by the securities. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the units from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the statement of financial condition. The Company classifies the units of UITs received from the trust within financial instruments owned, at fair value.

Receivables and Payables – Customers
Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations
Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

(in thousands of dollars)

Related Party Transactions
Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI on September 16, 2013, allowing the Company to lend up to $50,000 to IAI. As of December 31, 2015, the Company has executed $40,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $68 is included in the Company's Statement of Financial Condition.

Distribution Costs
The sale of Company-sponsored UITs, which involves a deferred sales charge and a creation and development fee for specific trusts, results in receivables that are due to the Company from the UITs. The Company sells such receivables to IVZ at cost. During the year ended December 31, 2015, the Company sold $196,868 of deferred sales charge and creation and development fee receivables to IVZ. The balance sheet impact of these sales is reflected in Due to affiliated companies within the Company's Statement of Financial Condition. As of December 31, 2015, amounts due from IVZ associated with the sale had been fully collected by the Company.

Due to Affiliated Companies
Amounts due to affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IVZ, as well as other intercompany activity.

Goodwill
Goodwill represents the premium paid above cost by the Company as a result of a previous acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more often if events or circumstances indicate that impairment may exist. ASU 2011-08 allows the option to first qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company did not utilize this option in 2015 and performed a quantitative impairment test. The impairment test for goodwill consists of a two-step approach, which is performed at the reporting unit level. If the carrying amount of the reporting unit exceeds its fair value (the first step of the goodwill impairment test), then the second step is performed to determine if goodwill is impaired and to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to that excess. The principal method of determining fair value of the reporting unit is an income approach where estimated future cash flows are discounted to arrive at a single present value amount.

The Company has determined that there is one operating and reportable segment. The Company evaluated the components of its business and has determined that it has one reporting unit for purposes of goodwill impairment testing.

Intangible Assets
Intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date). If they are definite-lived, the intangible assets are amortized and recorded as operating expenses on a straight-line basis over their useful lives, which reflects the pattern in which the economic benefits are realized.

(in thousands of dollars)

The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. A change in the useful life of an intangible asset could have a significant impact on the Company's amortization expense. The Company evaluates the useful life determination for intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life or an indication of impairment.

Definite-lived intangible assets are reviewed quarterly for impairment or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e. carrying amount exceeds the sum of the fair value of the intangible).

Income Taxes
For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2015.

Concentration of Credit Risk
The Company is engaged in brokerage activities in which counterparties primarily include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was originally effective for fiscal years and interim periods within those years beginning after December 15, 2016. In August 2015, the FASB issued 2015-14, which deferred the effective date of ASU 2014-09 by one year for periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Statement of Financial Condition and related notes, as well as the available transition methods.

In February 2015, the FASB issued Accounting Standard Update 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis" (ASU 2015-02). This standard modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they

(in thousands of dollars)

should consolidate certain legal entities. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015, and requires either a retrospective or a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its Statement of Financial Condition and related notes, as well as the available transition methods.

3. **Cash Deposited With Clearing Organizations or Segregated**

The Company has cash deposited with clearing organizations of $10,444, as well as segregated cash of $1,000, at December 31, 2015.

4. **Fair Value Disclosure**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents
Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

Municipal Securities
Municipal securities are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Corporate Equities
The Company temporarily holds investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

UITs
The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not

(in thousands of dollars)

reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial Instruments Sold, Not Yet Purchased, and Derivative Assets and Liabilities
The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk.

Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's statement of financial condition. Fair values of derivative contracts in a liability position are included in financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. treasury security positions. These transactions are recorded as financial instruments sold, not yet purchased and are included in financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

The following table presents, for each of the hierarchy levels described above, the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the statement of financial condition as of December 31, 2015.

(in thousands of dollars)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurements
Assets				
Cash equivalents	$ 21,867	$ -	$ -	$ 21,867
Financial instruments owned:				
Municipal securities	-	1,337	-	1,337
Corporate equities	1,797	-	-	1,797
UITs				
Fixed income	1,157	-	-	1,157
Equity	340	-	-	340
Derivative contracts	8	-	-	8
Total cash equivalents and financial instruments owned	$ 25,169	$ 1,337	$ -	$ 26,506
Liabilities				
Financial instruments sold, not yet purchased:				
Corporate equities	$ (2,523)	$ -	$ -	$ (2,523)
UITs				
Fixed income	(1)	-	-	(1)
Total financial instruments sold, not yet purchased	$ (2,524)	$ -	$ -	$ (2,524)

The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during 2015. The Company had no Level 3 assets or liabilities measured at fair value on a recurring basis for the period ended December 31, 2015.

5. **Goodwill**

The annual impairment review performed as of October 1, 2015 determined that no impairment existed at the review date.

(in thousands of dollars)

6. Intangible Assets

The following table presents the major classes of the Company's intangible assets at December 31, 2015:

	Weighted Average Amortization Period (years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	12.0	$ 40,000	$ (18,610)	$ 21,390
Total		$ 40,000	$ (18,610)	$ 21,390

Customer relationships primarily relate to UIT-specific distribution relationships that exist with third-party brokers. The intangible asset is amortized and recorded as an operating expense on a straight-line basis over its useful life of 12 years, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. Management reviewed performance noting no indicators of impairment.

7. Income Taxes

Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 38% due primarily to the effect of nontaxable revenues, nondeductible expenses and state taxes. The deferred tax asset of $1,402 primarily relates to the timing of deductibility of compensation for tax purposes. The deferred tax liability of $7,975 primarily relates to the timing of deductibility of amortization on the Company's intangible assets.

At December 31, 2015, a $2,474 payable related to settlement of tax payments was reflected in Due to affiliated companies.

A reconciliation of the Company's net deferred tax liability is shown in the table below:

Deferred tax assets	1,402
Deferred tax liabilities	(7,975)
Net deferred tax liability	$ (6,573)

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2011.

(in thousands of dollars)

8. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including certain derivative products (e.g., futures). The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2015.

	Assets at December 31, 2015	
	Fair Value	Notional
Derivatives not designated as accounting hedges:		
Futures contracts	$ 8	$ 1,924
	$ 8	$ 1,924

9. Commitments and Contingencies

Underwriting Commitments and Letters of Credit
In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. Upon entry into such commitments, the Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants. At December 31, 2015, there were no outstanding net purchase commitments.

Legal
The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims, if any, will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2015 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

The investment management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions, if any, arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate.

10. Regulatory Requirements

The Company is a registered broker/dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC) and FINRA. Under these rules the Company is

(in thousands of dollars)

required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2015, the Company's Net Capital was $37,627 which exceeded required net capital of $250 by $37,377.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

11.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the statement of financial condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.